Exhibit 107
CALCULATION OF FILING FEE TABLE
Schedule 14A
(Form Type)
Redwire Corporation
(Exact name of registrant as specified in its charter)
Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$ 607,697,416.40	0.00015310	$93,038.47
Fees Previously Paid	-		-
Total Transaction Valuation	$ 607,697,416.40
Total Fees Due for Filing			$93,038.47
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$93,038.47
i.Title of each class of securities to which transaction applies:
Common stock, par value $0.0001 per share of Redwire Corporation (“Redwire Common Stock”).
ii.Aggregate number of securities to which transaction applies:
As of the close of business on April 2, 2025, the aggregate number of shares of Redwire Common Stock to which this transaction applies is estimated to be 51,426,676 shares of Redwire Common Stock expected to be issued upon the closing of the transaction.
iii.Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based upon the sum of (1) the $150,000,000 in cash to be paid upon the closing of the transaction and (2) the estimated value of the 51,426,676 shares expected to be issued upon the closing of the transaction, based on the average of the high and low prices of Redwire Common Stock (the securities to be issued in the transaction) on the New York Stock Exchange on April 2, 2025, which equals $457,697,416.40.